SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 9)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

February 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G9108L108	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS SEA CONSOLIDATION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,301,232
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,301,232
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,301,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS INTERMED CHAMPION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,258,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,258,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,910
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS METHONI SHIPPING COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS PANAYOTIS TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,060,142
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,060,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,060,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G9108L108	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS NIKOLAS P. TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,000
	8	SHARED VOTING POWER 7,060,142
	9	SOLE DISPOSITIVE POWER 204,000
	10	SHARED DISPOSITIVE POWER 7,060,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,264,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D (originally filed on March 20, 2002, and subsequently amended on August 30, 2005, November 16, 2005, March 29, 2006, June 30, 2006, January 12, 2007, January 13, 2009, October 14, 2011 and January 31, 2012 (the “Schedule 13D”)) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 9 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) among Sea Consolidation S.A. of Panama, a company organized under the laws of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama, a company organized under the laws of Panama (“Intermed”), Methoni Shipping Company Limited, a company organized under the laws of Liberia (“Methoni”), Panayotis Tsakos and Nikolas P. Tsakos (sometimes collectively referred to as the “Reporting Persons”) which persons may be deemed, but are not conceded, to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b) The principal business of Sea Consolidation, Intermed and Methoni is investing in equity securities and related investment strategies.

(c) The address of the principal office of each of the Reporting Persons is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(d) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation, Intermed and Methoni. Schedule A is incorporated into and made a part of this Amendment No. 9.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

Nikolas P. Tsakos is an individual of Greek citizenship who is the President and Chief Executive Officer of the Company.

(e) During the last five years, none of the Reporting Persons or any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, none of the Reporting Persons or any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On February 5, 2014, Methoni purchased 500,000 Common Shares at the public offering price of $6.65 per share from the underwriters in a public offering under the Company’s shelf Registration Statement on Form F-3 (File No. 333-184042), including a preliminary prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), on January 30, 2014 and a final prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act on February 3, 2014.

Between December 3, 2010 and July 31, 2012, Sea Consolidation acquired an aggregate of 349,000 Common Shares in open market purchases executed through the New York Stock Exchange. Between February 8, 2012 and May 1, 2013, Intermed acquired an aggregate of 503,710 Common Shares in open market purchases executed through the New York Stock Exchange.

Each of Methoni, Sea Consolidation and Intermed obtained such funds for these purchases from amounts contributed to it from its respective shareholders.

Item 4.	Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Methoni, Sea Consolidation and Intermed acquired the 500,000 Common Shares, 349,000 Common Shares and 503,710 Common Shares, respectively, to increase its investment in the Company. Each of Methoni, Sea Consolidation and Intermed is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage (2)
Sea Consolidation S.A.	4,301,232	—	6.0%
Intermed Champion S.A.	2,258,910	—	3.1%
Methoni Shipping Company Limited	500,000		0.7%
Panayotis Tsakos(1)	—	7,060,142	9.8%
Nikolas P. Tsakos(1)	204,000	7,264,142	10.1%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Kelley Enterprises, Inc. (“Kelley”), Marsland Holdings Limited (“Marsland”) and Redmont Trading Corp. (“Redmont”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. According to Amendment No. 11 to Schedule 13D filed by Kelley, Marsland, Redmont and the other reporting persons named therein on May 3, 2012, Kelley, Marsland and Redmont, beneficially and of record, own 6,829,003, 4,108,798 and 3,341,317 Common Shares, respectively. Together, the group would be deemed to beneficially own 21,543,260 Common Shares, or 29.9% of the outstanding Common Shares of the Company.

(1)	Panayotis Tsakos and Nikolas P. Tsakos share voting and dispositive control over the Common Shares held of record by Sea Consolidation, Intermed and Methoni.

(2)	The percentages are based on the Company’s 71,946,295 Common Shares issued and outstanding upon completion of the public offering (including 1,695,000 Common Shares issued and outstanding as a result of the exercise by the underwriters of their option to purchase additional shares, as reported on a Report on Form 6-K filed by the Company with the SEC on February 3, 2013) as reported in the final prospectus supplement pursuant to Rule 424(b)(5) under the Securities Act filed by the Company with the SEC on February 3, 2014.

(b) The response of the Reporting Persons to Items (7) through (11) of the portion of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) Methoni purchased the 500,000 Common Shares on February 5, 2014 at the public offering price of $6.65 per share from the underwriters in a public offering as described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except for the relationships described in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated February 26, 2014, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014

Sea Consolidation S.A. of Panama

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

Intermed Champion S.A. of Panama

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

Methoni Shipping Company Limited

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

/s/ Panayotis Tsakos
Panayotis Tsakos

/s/ Nikolas P. Tsakos
Nikolas P. Tsakos

SCHEDULE A

Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Thomas Constantinos Zafiras	Director and President	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece
Ioannis Efthimiades	Director	Shipping Industry Consultant	2 Andianoupoleos & Agias Sofia Streets, Nea Smyni, Athens, Greece	Greece
Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street, Athens, Greece	Greece

Intermed Champion S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Thomas Constantinos Zafiras	Director and President	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece
Aikaterini Tsartaklea	Director	Public Relations Consultant	155 Xenofontos Street, Athens, Greece	Greece
Dimitrios Pagkratis	Director	Economist	8 Kastelorizou Street, Athens, Greece	Greece

Methoni Shipping Company Limited

Name	Position	Principal Occupation	Business Address	Citizenship
Thomas Constantinos Zafiras	President and Director	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece
Aikaterini Tsartaklea	Vice President and Director	Public Relations Consultant	155 Xenofontos Street, Athens, Greece	Greece
Dimitrios Pagkratis	Secretary, Treasurer and Director	Economist	8 Kastelorizou Street, Athens, Greece	Greece

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 9:

Exhibit 1: Joint Filing Agreement, dated February 26, 2014, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos.